Exhibit 99.1

CENOVUS ENERGY INC.

Supplemental Financial Information (unaudited)

Exhibit to the December 31, 2010 Consolidated Financial Statements

Consolidated Interest Coverage Ratio

The following financial ratio is provided by Cenovus Energy Inc. (the “Company”) in connection with the continuous distribution of medium term notes and debt securities by way of  short form shelf prospectus dated June 24, 2010 and July 7, 2010, respectively.  This ratio is based on the Company’s consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratio for the twelve month period ended December 31, 2010

(times)

Net earnings (1)	6.1 x
(1) Net earnings plus income tax and interest on long term debt; divided by interest expense on long-term debt